Exhibit (a)(5)(M)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. COMMENTS ON GENCO SHIPPING & TRADING'S REJECTION OF $24.80 PER SHARE ALL-CASH TENDER OFFER

Response Definitively Confirms the Genco Board Rejects Engagement in Meaningful Negotiations Despite Diana's Repeated Good Faith Efforts

Following Third Rejection of Increasingly Compelling Offers, Diana Calls on Genco Shareholders to Replace Genco's Fully Entrenched Board by Electing Six Independent Directors Who Will Consider ALL Opportunities to Maximize Value

Despite Genco's Continuing Refusal to Have Even One Conversation, Diana is Fully Committed to Its Offer and Remains Prepared to Meet with Genco at Any Time

Urges Genco Shareholders to Vote the GOLD Universal Proxy Card "FOR" Diana's Six Independent Director Nominees at the June 18 Annual Meeting

Athens, Greece – June 2, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today commented on the Genco Board of Directors' (the "Genco Board") rejection of Diana's $24.80 per share all-cash tender offer. This is the third time the Genco Board has rejected Diana's increasingly compelling offers to acquire Genco without any engagement whatsoever.

Semiramis Paliou, Diana's Chief Executive Officer, commented:

"Genco's news release today makes clear — more than ever — that the Genco Board is not going to engage in a constructive dialogue regarding our proposal. Despite an empty statement that they are willing to engage, their conduct for more than six months demonstrates the exact opposite. The Genco Board has no intention whatsoever of participating in the type of dialogue that can result in an attractive transaction for their shareholders. This is how they have conducted themselves for more than six months — rejecting engagement while offering no counterproposal, refusing every conversation, and moving the goalposts on valuation by discarding the same broker values they published for five years the moment those values no longer served their purpose. It is now completely apparent this will not change, and the potential to realize shareholder value will remain at risk.”

Shareholders should ask themselves a simple question: why has Genco suddenly abandoned VesselsValue — the independent, widely-accepted broker valuation source it relied upon and published in its own investor presentations for more than five years — and replaced it with sell-side analyst estimates it has never before utilized with shareholders? Diana's two most recent offers reflected nearly 100% of Genco's net asset value (“NAV”) as reflected in VesselsValue broker valuations, consistent with Genco's own historical practice. Only in Genco's most recent presentations did this approach change — and conveniently, the NAV figures increased as a result. This is particularly striking given that Genco's shares have traded at an average 30% discount to NAV over the past five years. Diana has made two offers using the broker values Genco itself published for years. Now Genco has changed its own source and is using the new, higher numbers to justify its rejection. Shareholders should draw their own conclusions about why.

Beyond the question of which valuation source is most appropriate, Genco is demanding a premium on top of those inflated estimates when shares of drybulk companies, including Genco itself, have consistently traded at a meaningful discount to NAV. Shipping take-private transactions have on average been concluded at a 20% discount to NAV — not at a premium. Applying a control premium on top of an already inflated NAV estimate is a framework designed to make any offer appear inadequate, not to achieve a fair result for shareholders. And absent a transaction, Genco shares will likely return to those discounted trading levels. Diana has repeatedly explained this. Genco continues to disregard it.”

Ms. Paliou continued, "Diana has consistently demonstrated its willingness to engage constructively and remains prepared to discuss a transaction at any time, without preconditions. We have made three all-cash offers, delivered a merger agreement that can be signed in a short period of time, and launched a fully financed tender offer directly to shareholders. Genco has only rejected engagement and left shareholders with a clear choice in connection with the June 18 Annual Meeting: it is time to elect six independent directors who will ensure their board finally engages in the type of good faith process that shareholders deserve. We urge all shareholders to act now."

Shareholders should also be aware of several important facts in Genco’s disclosures this morning:

•	Genco has once again revised its poison pill in response to shareholder feedback — demonstrating very clearly that it was, and in fact remains, overly aggressive.
•	Genco spent nearly an additional $2 million on another set of “inadequacy opinions” from Jefferies and Morgan Stanley to support its rejection of Diana's most recent premium offer. This comes on top of the more than $13 million Genco has already spent in its campaign to defeat Diana's attractive offers. This waste of shareholder funds is a direct destruction of shareholder value.

Diana urges all Genco shareholders to vote the GOLD universal proxy card “FOR” each of its six independent nominees and WITHHOLD on Genco's nominees. Diana also urges shareholders to tender their shares pursuant to Diana's tender offer at $24.80 per share in cash. The proxy vote and the tender offer are independent of each other — shareholders can and should act on both opportunities.

Shareholders who have already voted the WHITE card can change their vote by signing, dating and returning the enclosed GOLD universal proxy card. Only the latest-dated proxy will count. Please act as soon as possible — the tender offer expires at 5:00 p.m., New York City time, on June 26, 2026, unless further extended, and the Annual Meeting is on June 18, 2026.

For additional information about Diana's six independent nominees, its case for change, and other materials related to its proxy campaign, please visit www.CashforGenco.com.

For assistance voting or tendering shares, contact Diana’s proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana or Star Bulk, as applicable, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana, Star Bulk or their respective management teams, which are other than statements of historical facts.

Diana and Star Bulk desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s or Star Bulk’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana or Star Bulk, as applicable, believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond their control, Diana or Star Bulk, as applicable, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the Offer (as defined below) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Star Bulk with, or furnished by Star Bulk to, the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Neither Diana nor Star Bulk undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying universal GOLD proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ definitive proxy statement, and other proxy materials when filed, are available at no charge on the SEC’s website at www.sec.gov.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, and Vicky Poziopoulou; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, Vicky Poziopoulou, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer (the “Offer”), through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana (i) increased the offer price from $23.50 per share in cash to $24.80 per share in cash, and (ii) extended the expiration of the Offer to 5:00 p.m., New York City time, on June 26, 2026, unless further extended. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the offer price will be reduced by the amount payable per share.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $24.80 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $24.80 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC's website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.